UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPER MICRO COMPUTER, INC.

(Exact name of registrant specified in its charter)

Delaware	001-33383	77-0353939
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

980 Rock Avenue, San Jose, California		95131
(Address of principal executive offices)		(Zip Code)

Robert Aeschliman, telephone: (408) 546-8298

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry:

Brief description of inquiry:

An analysis of our products was performed on the basis of which we concluded that they each contain one or more of the conflict minerals (defined below), which are necessary to their functionality or production. Therefore, the products that we manufacture or contract to manufacture are subject to the reporting obligations of Rule 13p-1 under the Securities Exchange Act of 1934. To satisfy the reasonable country of origin inquiry (“RCOI”) requirement of the Conflict Minerals Rule adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), Super Micro Computer, Inc. (“Supermicro” or “we”) has, in good faith, surveyed its suppliers using the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template. The scope of the survey was to determine whether any of the conflict minerals (defined in Section 1502(e)(4) of the Act to include columbite-tantatlite, cassiterite, wolframite and gold and their derivatives, which are limited to tin, tantalum, tungsten and gold) that are not from recycled or scrap sources originated in the Covered Countries, which include the Democratic Republic of the Congo (the “DRC”) or an adjoining country as defined in Section 1502(e)(1) of the Act. As part of the RCOI process, we performed a scoping exercise to understand our supply chain including the relevant supplier and sub-supplier population and the products or components procured from such suppliers. We adopted a framework for evaluating responses from suppliers and identifying potential red flags in suppliers’ responses. We have also adopted a company level policy on conflict minerals which has been published on our website at http://www.supermicro.com/about/policies/Supermicro_Conflict_Minerals_Statement.pdf.

Based on the approach described above, we believe that we have conducted a good faith reasonable country of origin inquiry for the calendar year ended December 31, 2016. We have documented the performance of the RCOI and our analysis of the supplier responses and the scoping of our products and suppliers for our internal record keeping purposes.

Results of inquiry:

As of the date of this filing, based on the RCOI responses and an analysis of such responses, as it applies to the calendar year ended December 31, 2016, we cannot ascertain the source mine and country of origin of all of the relevant conflict minerals which are necessary to the functionality or production of our products. Therefore, we proceeded with additional due diligence measures for the purpose of determining the source and chain of custody of such conflict minerals.

Exercise Due Diligence on the Source and Chain of Custody of Our Conflict Minerals:

We are required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas (the “OECD Guidance”). We have adopted and communicated our conflict mineral policy to our suppliers and customers and implemented RCOI and Due Diligence procedures to collect additional information from our new and existing suppliers. In addition, we have established programs to encourage our suppliers to source their conflict minerals from certified conflict-free smelters.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://ir.supermicro.com/sec.cfm.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report for the calendar year ended December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPER MICRO COMPUTER, INC.

By:	/s/ Robert Aeschliman	Date: May 31, 2017

Senior Vice President of Legal and Administration

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.